iGATE CORPORATION

6528 Kaiser Drive

Fremont, California 94555

(510) 896-3015

December 8, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs and Matthew Crispino

Re:	iGATE Corporation
Registration Statement on Form S-4
File No. 333-177102

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, iGATE Corporation (the “Issuer”) and iGATE Holding Corporation, iGATE, Inc. and iGATE Technologies, Inc. (the “Guarantors,” and together with the “Issuer,” the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-177102), as amended (the “Registration Statement”), to December 9, 2011 at 4:00 p.m., Eastern Time, or as soon as possible thereafter. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In connection with the foregoing request for acceleration of effectiveness, the Registrants hereby acknowledge the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kim of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4746, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

iGATE CORPORATION
iGATE HOLDING CORPORATION
iGATE, INC.
iGATE TECHNOLOGIES, INC.

By:	/s/ Mukund Srinath
Name:	Mukund Srinath
Title:	Corporate Secretary

c:	Joshua N. Korff
Michael Kim
Kirkland & Ellis LLP

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